Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Tingo Group, Inc. (formerly known as MICT, Inc.) on Form S-3 File No. 333-245027, Form S-3 File No. 333-248602, Form S-3 File No. 333-251483, and Form S-3 File No. 333-256209 of our report dated June 17, 2022, with respect to our audit of the consolidated financial statements of MICT, Inc. as of December 31, 2021 and for the year ended December 31, 2021, which report is included in this Annual Report on Form 10-K of Tingo Group, Inc. for the year ended December 31, 2022.

We resigned as auditors on October 3, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference for the periods after the date of our resignation.

/s/ Friedman LLP

Friedman LLP

New York, NY

March 31, 2023